November 21, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Mr. Mark Wojciechowski, Staff Accountant

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:  Response to Comment Letter dated November 7, 2008 relating to The Inventure Group, Inc.’s Form 10-K for the Fiscal Year Ended December 29, 2007

Dear Mr. Wojciechowski:

We have received your letter dated November 7, 2008 to Steve Weinberger, Chief Financial Officer of The Inventure Group, Inc. (the “Company”).  Please accept this letter as a response to your comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007.  For ease of reference, we have reproduced your comments in italics in advance of our responses.

Form 10-K for the Fiscal Year Ended December 29, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

1.                                      We note your disclosure that your “. . . disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.”  Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures also includes “. . . without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Please expand your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

The Inventure Group, Inc.

5050 N 40th Street, Suite 300 • Phoenix, Arizona 85018 • www.inventuregroup.net

Phone (623) 932-6200 • Toll Free (800) 279-2250 • Fax (602) 522-2690

In future filings where Item 307 of Regulation S-K disclosure is required, we will provide our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  If the Staff requires us to amend Item 9A(T) of our Annual Report on Form 10-K for the fiscal year ended December 29, 2007, such amended disclosure would read as follows

“Item 9A(T).  Controls and Procedures.

(a)                                  Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b), promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report.  For purposes of the foregoing, the term “disclosure controls and procedures” means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on the above-described evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively at a reasonable assurance level.

The Company’s Chief Executive Officer and Chief Financial Officer do not expect that the Company’s internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

No change occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the three months ended December 29, 2007 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.”

Notes to Consolidated Financial Statements

Note 11 Business Segments and Significant Customers, page 57

2.                                      We note your disclosure at the top of page 58 which explains that you do not allocate assets to segments.  Paragraph 27 of SFAS 131 explains that total assets by segment shall be disclosed.  As such, please revise to provide the amount of total assets by segment, or tell us why you believe such disclosure is not required.

                                                We are aware that paragraph 27 of SFAS 131 states “an enterprise shall report a measure of profit and loss and total assets for each reportable segment.”  However, assets utilized by two of our three reportable segments – Manufactured Snack Products and Distributed Products – are completely commingled and inseparable.  All assets used by both divisions exist within our Goodyear, Arizona facility, which houses both a manufacturing plant which supplies some of the products for our Manufactured Snack Products segment, and a warehouse facility which houses all of the products sold within our Distributed Products segment.  Further, the year ended December 29, 2007 marked the first 10-K we filed after we acquired the Berry Products segment in May 2007, which does maintain assets separate and distinct from the other two segments.  However, at the time the 10-K was filed, we had not yet owned the Berry Products segment for a full year and, as such, we did not consider it imperative to separately disclose the total assets of a new segment.  In future filings, we will most certainly separately disclose the total assets of the Berry Products segment.  If the Staff requires us to amend footnote 11, such amended disclosure at the top of page 58 would read as follows:

                                                “The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1).  The Company does maintain separate and distinct assets for the Berry Products segment, which aggregated to $20.8 million, or 34% of the Company’s total assets as at December 29, 2007.  The Company does not separately differentiate total assets used between the Manufactured Snack Products segment and the Distributed Products segment, as both divisions utilize our Goodyear, Arizona facility.  The Company does not allocate selling, general and administrative expenses, income taxes or other income and expense to segments.”

In closing, we acknowledge (1) the Company is responsible for the adequacy and accuracy of the disclosure in our
Form 10-K for the fiscal year ended December 29, 2007, (2) Securities and Exchange Commission (“the Commission”) staff comments or any changes to disclosure in response to the Commission’s staff comments do not prevent the Commission from taking any action with respect to the filing and (3) we may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE INVENTURE GROUP, INC.

By	/s/ Steve Weinberger
Steve Weinberger
Sr V.P. and Chief Financial Officer